Exhibit 12

PPG INDUSTRIES, INC. AND CONSOLIDATED SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Nine Months Ended September 30, 2006	Year Ended December 31
		2005	2004	2003	2002	2001
Earnings:
Earnings (loss) before income taxes and net earnings in equity affiliates	$782	$926	$1,042	$847	$(27)	$651
Plus:
Fixed charges exclusive of capitalized interest	101	129	132	153	168	208
Amortization of capitalized interest	7	9	10	10	11	10
Adjustments for equity affiliates	16	20	6	3	6	26

Total	$906	$1,084	$1,190	$1,013	$158	$895

Fixed Charges:
Interest expense including amortization of debt discount/premium and debt expense	$63	$81	$90	$107	$128	$169
Rentals - portion representative of interest	38	48	42	46	40	39

Fixed charges exclusive of capitalized interest	101	129	132	153	168	208
Capitalized interest	5	5	3	3	5	13

Total	$106	$134	$135	$156	$173	$221

Ratio of earnings to fixed charges	8.5	8.1	8.8	6.5	—	4.0

Deficiency of earnings to fixed charges	$—	$—	$—	$—	$(15)	$—